SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

VACCINOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

918641101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918641101	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Michael G. Hanna, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 151,391*
	6.	SHARED VOTING POWER 3,795,322*
	7.	SOLE DISPOSITIVE POWER 151,391*
	8.	SHARED DISPOSITIVE POWER 3,795,322*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,946,713
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*	Consists of the following: (a) 3,595,322 shares of common stock, which the reporting person shares voting and dispositive power with his spouse; (b) a warrant to purchase 200,000 share of common stock, which the reporting person shares voting and dispositive power with his spouse; (c) 84,083 shares of common stock; and (d) 67,308 shares of restricted common stock.

CUSIP No. 918641101	13G	Page 3 of 4 Pages

**	The denominator is based on: (a) 36,849,935 shares of common stock outstanding as of April 30, 2015; and (b) 200,000 shares of common stock subject to warrants exercisable within 60 days of April 30, 2015 beneficially owned by the reporting person.

Item 1.

(a)	Name of Issuer: Vaccinogen, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 949 Fell Street Baltimore, MD 21231

Item 2.

(a)	Name of Person Filing: Michael G. Hanna, Jr. (the “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence: 949 Fell Street Baltimore, MD 21231

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

(e)	CUSIP Number: 918641101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 of the cover page and the footnotes thereto of this Schedule 13G, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 918641101	13G	Page 4 of 4 Pages

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.  Notice of Dissolution of Group.

 Not Applicable.

Item 10.  Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2015 (Date)

/s/ Michael G. Hanna, Jr. (Signature)

Michael G. Hanna, Jr. (Name and Title)